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                                          FORM 6-K
                             SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C. 20549

                              REPORT OF FOREIGN PRIVATE ISSUER
                          PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                              SECURITIES EXCHANGE ACT OF 1934

                                   dated August 20, 2002

                               Comission File Number 1-15148

                                       PERDIGAO S.A.
                          (Exact Name as Specified in its Charter)

                                            N/A

                             (Translation of Registrant's Name)

                                 760 Av. Escola Politecnica

                            Jaguare 05350-000 Sao Paulo, Brazil
                            ------------------------------------
                       (Address of principal executive offices) (Zip code)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F    X    Form 40-F_____
                 -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes               No  X
          ----           ------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2002

                              PERDIGAO S.A.



                              By: /s/ Wang Wei Chang
                                 ---------------------------------------
                              Name:   Wang Wei Chang
                              Title:  Director/Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit                 Description of Exhibit
-------                 ----------------------

1.                      Article 11 submission for June 2002


2.                      Article 11 submission for July 2002


3.                      Summary Results, June 30, 2002


4.                      Quarterly Report, June 30, 2002 (ITR)


5.                      Management Report, First Half 2002


6.                      Clarification, dated August 1, 2002


7.                      Minutes of the Meeting of the Board of Directors dated
                        July 23, 2002


8.                      Negotiation Policies approved July 23, 2002


9.                      Press release dated August 14, 2002